EXHIBIT 99.1

Attached is the HOPEA representation that will be included in LBMLT 2006-5 (pending outcome of discussions with Fannie Mae) marked to indicate changes from the representation in LBMLT 2006-4. The HOPEA representation may change further depending on the outcome of discussions with Fannie Mae relating to the version of the HOPEA representation that it recently began requiring. The Fannie Mae HOPEA representation is also attached. The second clause of the Fannie Mae HOPEA representation is the subject of the discussions between Long Beach Mortgage Company and Fannie Mae.

The S&P high cost (Glossary) representation that will be included in LBMLT 2006-5 will be the same as the S&P high cost (Glossary) representation in LBMLT 2006-4.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this e-mail communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may obtain the documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 1-800-667-9596.

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